Filed by CII Financial, Inc.

                                               Pursuant to Rule 425
                                               under the Securities Act of 1933
                                               For:  CII Financial, Inc.
                                               Commission File No.:  333-52726


                               CII FINANCIAL, INC.

                     California Indemnity Insurance Company
                      Commercial Casualty Insurance Company

                  subsidiaries of Sierra Health Services, Inc.
                  P. O. Box 15645, Las Vegas, Nevada 89114-5645

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:  John Okita                         Andrew C. Karp
           Chief Financial Officer            Managing Director
           (702) 242-7531                     Banc of America Securities LLC
                                              High Yield Special Products
                                              (704) 388-4813 or (888) 292-0070

              CII FINANCIAL ANNOUNCES FINAL TERMS OF EXCHANGE OFFER
                  FOR CONVERTIBLE SUBORDINATED DEBENTURES AND
       EXTENSION OF EXPIRATION DATE; PAYMENT OF MARCH 15 INTEREST PAYMENT

         Las Vegas, April 19, 2001 - CII Financial, Inc. today announced the amendment of its pending exchange offer for all $47 million of its outstanding 7 1/2% convertible subordinated debentures due September 15, 2001 (CUSIP No. 12551LAB7). Under the offer, as amended, holders can choose to exchange their old 7 1/2% junior subordinated debentures for either new senior debentures or cash.

         The Company said the final terms of the offer consist of the following:

- The cash purchase price has been increased from $700 per $1,000 principal amount to $739.12 per $1,000 principal amount, plus accrued interest. The cash offer is for up to a total of $27,059,000 principal amount of old 7 1/2% subordinated debentures.

- The Company is offering to exchange the remaining $20,000,000 principal amount of old 7 1/2% subordinated debentures for new 9 1/2% senior debentures.

- The maturity of the new senior debentures has been shortened from March 31, 2005 to September 15, 2004.

                                   ---more---

CII - Final and Interest Payment p. 2/2/2/2/2

- The covenants applicable to the new debentures have been expanded to include limitations on indebtedness, liens, restricted payments, sales of capital stock of subsidiaries and transactions with affiliates. The covenants also include an excess cash flow offer, asset sale offer and change of control offer.

- In the event of a change of control of CII Financial, holders of the new 9 1/2% senior debentures will have the right to require the Company to repurchase their new debentures at 100% of the principal amount, plus a specified premium declining over time. The repurchase premium will initially be 10%.

         Under the amended offer, holders who elect cash will receive $739.12 in cash for each $1,000 principal amount of their old 7 1/2% subordinated debentures accepted under the cash option, plus accrued and unpaid interest in cash. If holders of more than $27,059,000 total principal amount of old 7 1/2% subordinated debentures elect to tender their debentures for cash, the Company will purchase a total of $27,059,000 principal amount of old 7 1/2% subordinated debentures for cash and the Company will exchange the balance of the tendered debentures for new 9 1/2% senior debentures. All holders who elect to receive cash will be treated equally in this process. It will be a condition of the offer that at least $27,059,000 principal amount of old 7 1/2% subordinated debentures will be tendered for cash.

         As a result of the revisions, holders who elect new 9 1/2% senior debentures will receive $1,000 principal amount of new 9 1/2% senior debentures for each $1,000 principal amount of their old 7 1/2% subordinated debentures, plus accrued and unpaid interest in cash. It is a condition of the offer, as amended, that the Company will exchange no more than $20,000,000 total principal amount of old 7 1/2% subordinated debentures for new 9 1/2% senior debentures.

         The expiration date for the exchange offer has been extended from 11:59 p.m., New York City time, on April 30, 2001, to 11:59 p.m., New York City time, on May 1, 2001.

         The Company said that, as of 11:59 p.m., New York City time, on April 17, 2001, it had received tenders from holders of $27,153,000 in aggregate principal amount of old 7 1/2% subordinated debentures, representing approximately 57.7% of the outstanding principal amount of the old debentures. It is a condition of the offer that the Company receives valid tenders of at least 90% of the aggregate outstanding principal amount of the old 7 1/2% subordinated debentures. In that regard, the Company announced that the holders (or their advisors) of approximately $24 million aggregate principal amount of old debentures, who have been engaged in discussions with the Company concerning the terms of the exchange offer, have agreed to accept the revised terms described above. The Company said a portion of such $24 million of old debentures has already been tendered.

                                   ---more---

CII - Final and Interest Payment p. 3/3/3/3/3

         The Company further announced that, as of April 16, it had made the interest payment due on March 15, 2001 on its 7 1/2% convertible subordinated debentures to the Trustee within the 30-day grace period provided for in the indenture governing the debentures.

     Banc of America Securities LLC is the exclusive dealer manager for the offer. D.F. King & Co., Inc. is the information agent and Wells Fargo Corporate Trust is the depositary. Copies of the Preliminary Prospectus and Exchange Offer may be obtained by calling D.F. King at (800) 735-3591. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.

         CII Financial is a holding company primarily engaged in writing workers' compensation insurance in nine western and mid-western states through its wholly owned subsidiaries, California Indemnity Insurance Company, Commercial Casualty Insurance Company, Sierra Insurance Company of Texas and CII Insurance Company. CII Financial is a wholly owned subsidiary of Sierra Health Services, Inc. (NYSE:SIE), a diversified health care services company based in Las Vegas.

         Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, some of which may be found in the Preliminary Prospectus and Exchange Offer and other documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

         Additional Information and Where to Find It:

         CII Financial, Inc. has filed a Registration Statement with the Securities and Exchange Commission on Form S-4 registering the new debentures to be issued in the exchange offer. The Registration Statement and the preliminary prospectus contained therein contain important information about CII Financial, the exchange offer and related matters. Security holders are urged to read the Registration Statement and the preliminary prospectus contained therein, CII Financial's Schedule TO and any other relevant documents filed by CII Financial with the SEC.

         The Registration Statement has not yet become effective. The new debentures may not be sold and, although you may tender your old debentures, tenders may not be accepted prior to the time the Registration Statement becomes effective. This shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new debentures in any State in which such offer, solicitation or sale would be unlawful.

         Security holders are able to obtain copies of the Registration Statement on Form S-4 and the preliminary prospectus, CII Financial's Schedule TO and any other relevant documents for free through the Web site maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the Information Agent for the offer, D.F. King & Co., at
(800) 735-3591. If you have any questions about the offer, please call the Dealer Manager for the offer, Banc of America Securities LLC, at (888) 292-0070.

                                      ####